# Canaccord Genuity LLC
## Consolidated Statement of Changes in Member's Equity

### Year Ended March 31, 2020

| | Member's Equity | Total |
|---|---|---|
| March 31, 2019 | 51,528,283 | 51,528,283 |
| Net income | 11,734,383 | 11,734,383 |
| Share-based awards - purchases | (12,500,000) | (12,500,000) |
| Share-based awards - amortization | 12,334,233 | 12,334,233 |
| March 31, 2020 | 63,096,899 | 63,096,899 |

*See accompanying notes.*